Exhibit 17.1

May 20, 2008

#1-12877 Kidston Road
Coldstream BC V1B 1Z4
Canada

BY FACSIMILE/ORIGINAL TO FOLLOW

880 Tully Road #50
Houston Texas 77079 USA

Attn: Joel Seidner, Esq.

Dear Sirs/Mesdames:

RE:    PROTON LABORATORIES, FORM 8-K

As per your email, dated May 16th, 2008 with respect to SEC Form 8-K, I respond as follows.

Firstly, some clarification. My records do not support any decision by the Board to issue shares to a Mr. T. Flowers as compensation (Ref: Mr. Alexander's correspondence, dated March 13th, 2008). This was prior to the resignation of the undersigned and, again, evidences Mr. Alexander "going it alone" without the explicit authority of the Board. In essence, it is our collective belief that Mr. Alexander, as Chairman, should have called a Board meeting to discuss and seek approval for the issuance of any and all shares as compensation particularly given the volume of such requested shares and the resulting dilution of Shareholder value.

Secondly, to suggest and report to the SEC that the issuance of unauthorized shares to Mr. Alexander "was a simple error" is a complete fabrication of the truth and we personally take strong exception to the reporting of same. Notwithstanding, it also calls into question the integrity and professional conduct of legal counsel, namely yourself Sir.

Accordingly, the filing of Form 8-K is and remains false as to accuracy of fact and requires immediate withdrawal.

Sincerely,

Messrs Astin, Gallego & Darragh
Per:

/s/ Jed A. Astin
Jed A. Astin

cc: Securities & Exchange Commission